Exhibit 99.1

ABENGOA

Innovative technology solutions for sustainability

Abengoa announces H1 2015 results

•                  Strong business performance: healthy growth in EBITDA (9%)

•                  Healthy contracting activity leading to new record E&C backlog of €8,833 million.

•                  Net income for the six months stood at €72 million, a 5% growth with respect to 2014.

July 31st, 2015.- Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, recorded revenues of €3,390 million for the first six months of 2015, an increase of 3% versus the same period of the previous year. EBITDA rose by 9 % to €650 million while net income reached €72 million, a 5 % increase compared to the same period of 2014.

E&C backlog as of June 30, reached a new record level of €8.8 billion, a 3% growth quarter over quarter. The corporate net debt to corporate EBITDA ratio (Corporate Leverage Ratio) as of June 30, 2015 was 2.5x, a 0.1x reduction versus March 31, 2015.

Abengoa’s geographic diversification continues to be one of the key factors behind its growth and strategy. South America and North America, representing 36 % and 28%, respectively, of the first six months revenues, continue to represent the key regions for Abengoa. The remaining geographies remain stable with Spain representing 14%, Rest of Europe 10%, Africa 9 % and Middle East & Asia 3%.

Results by segment

Revenues in the engineering and construction segment increased 4% to €2,159 million, while EBITDA increased by 23 % to €450 million, with achieved margins of 20.8% driven mainly by a higher contribution from technology fees embedded in the projects specially during the first quarter. The engineering and construction division achieved positive bookings performance during the first six months of 2015, which totaled €3,035 million, a 3 % increase quarter over quarter. This brings the backlog as of the end of June 2015 to a healthy €8,833 million, a 3% increase year over year. Additionally, the pipeline of identified commercial opportunities remains flat at approximately €164 billion.

Revenues in the concession-type infrastructures segment rose by 16 % to €259 million, while EBITDA increased by 28 % to €184 million. The increase is mainly driven by the new assets that have come into operation, improved margins due to achieved efficiencies in asset operation and ramping-up. Backlog of long-term contracted revenues in the concession-type infrastructures segment totaled €31.7 billion as of June 30, 2015, more than double the figure in June 2014. The average remaining life of contracted assets in concessions was over 25 years.

In the industrial production segment, which includes the bioenergy business, conditions in the second quarter have improved significantly in Europe but remain challenging in the US, impacting margins and EBITDA. As a result, revenues decreased by 2 % to €972 million with EBITDA of €16 million, an 80% decrease compared to the €84 million in the first six months of 2014.

Corporate transactions

In the first half of 2015, Abengoa have executed the following divestment actions:

1 — Abengoa has completed the second and third asset drop-downs to Abengoa Yield for total combined proceeds of €411 million. Additionally, on July 27 2015, Abengoa reached an agreement with Abengoa Yield to sell a fourth asset package for €277 million.

2 — In March 2015, Abengoa entered into a definitive agreement with EIG Global Energy Partners to jointly create Abengoa Project Warehouse 1 (APW-1).

3 - Further reduction of its stake in Abengoa Yield, through the sale of a 13% stake for more than €270 million. Additionally, in July 2015, Abengoa sold an additional 2% stake of Abengoa Yield for approximately €56 million. Currently, Abengoa owns 49% stake in Abengoa Yield.

Details of the results presentation conference

Abengoa’s first vice-chairman and CEO, Santiago Seage, and Co-CFO for IR and Capital Markets, Ignacio García-Alvear, will hold a conference call on Friday July 31st, 2015, which will be simultaneously webcast, at 6:00 pm Madrid time and 12:00 pm New York time.

In order to access the conference please dial +34 91 789 51 29. A live webcast of the conference call will be available on Abengoa’s corporate website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

A replay of the call will be available at the Investor Relations page of Abengoa’s corporate website approximately two hours after the conference call is completed.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department: Patricia Malo de Molina Meléndez. Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations: Ignacio García-Alvear Tel: +34 954 93 71 11 E-mail: ir@abengoa.com

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